SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of FEBRUARY 2008

TMM Group, Inc.
(Translation of registrant’s name into English)
Av. de la Cúspide No.4755, Colonia Parques del Pedregal, Delegación Tlalpan,
México City, D.F., C.P. 14010 México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____ .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2008

Grupo TMM, S.A.B.

By:
______________________________________
Jacinto Marina
Chief Financial Officer

This Form 6-K and the exhibit attached hereto are hereby incorporated by reference into the Registration Statement on Form F-3, Number 333-90710.

EXHIBIT INDEX

EXHIBIT 99.1 :	Press Release dated February 27, 2008 (GRUPO TMM REPORTS FOURTH-QUARTER AND FULL YEAR 2007 FINANCIAL RESULTS)
EXHIBIT 99.2 :	Brief Description of Notices to CNBV and BMV of Financial Statements for the Fourth-Quarter and full year 2007 Financial Results

Exhibit 99.1

TMM COMPANY CONTACT:	AT DRESNER CORPORATE SERVICES:
Jacinto Marina, Chief Financial Oficer	Kristine Walczak (investors, analyst, media)
011-525-55-629-8866 ext. 2901	312-726-3600
jacinto.marina@tmm.com.mx	kwalczak@dresnerco.com

Monica Azar, Investor Relations
917-597-5361 or

011-525-55-629-8866 ext. 3421
monica.azar@tmm.com.mx

GRUPO TMM REPORTS FOURTH-QUARTER
AND FULL-YEAR 2007 FINANCIAL RESULTS

(Mexico City, February 27, 2008) - Grupo TMM, S.A.B. (NYSE: TMM and BMV: TMM A; ”TMM”or the “Company”), a Mexican multi-modal transportation and logistics company, reported today its financial results for the fourth quarter and 12 months of 2007.

Comparing the fourth quarter of 2007 with the third quarter of 2006, TMM reported the following results:

     •  Revenues of $84.4 million, up 29.0 percent from $65.4 million
     •  Transportation income of $5.5 million, up 103.7 percent from $2.7 million
     •  Operating margin of 6.5 percent, up 2.4 percentage points
     •  EBITDA of $14.2 million, up 105.8 percent from $6.9 million
     •  Net loss of $15.6 million compared to a net income of $6.4 million

Comparing the 12 months of 2007 with the nine months of 2006, TMM reported the following results:

     •  Revenue of $303.2 million, up 22.2 percent from $248.1 million
     •  Transportation income of $23.7 million, up 113.5 times from $11.1 million
     •  Operating margin of 7.8 percent, up 3.3 percentage points
     •  EBITDA of $52.4 million, up 65.8 percent from $31.6 million
     •  Loss from disposition of discontinued business of $38.6 million
     •  Net loss of $66.9 million compared to net income of $69.9 million

MANAGEMENT TEAM
Grupo TMM also announced today that its board of directors has approved a corporate restructure and a new management structure designed to advance the Company’s execution and efficiency, improve cost management and continue its business practice of providing maritime services, land transportation services, integrated logistics services, and ports and terminals management to international and domestic clients throughout Mexico.

José F. Serrano, chairman and chief executive officer of Grupo TMM stated, “TMM has long been recognized as a pioneer and leader of logistics and transportation services in Mexico, and the time is now right for the Company to put a new management team in place, one that can take maximum advantages of the considerable opportunities we face. Over the recent years we have built a solid foundation for logistics and transportation services, which allows us to provide value-based solutions to our current and future customers. I am pleased about the opportunities that this management team presents for TMM, our customers, and our shareholders, and I am confident about the prospects of the Company under our leadership. I am convinced this team will deliver growth for the Company and help us to improve the quality and performance of our services, thereby creating value for our customers. Excellent experience combined with skilled business leadership is a powerful combination.”

Leading the highly qualified senior management team is recently appointed President Fernando Sánchez Ugarte. He will lead a strategic, company-wide effort to continue delivery of integrated logistics and transportation services. Mr. Sánchez Ugarte recently resigned the post of undersecretary for Internal Revenue for the Mexican Finance Ministry, a position he held since December 2006. He has held several positions within the Mexican government including president of the Federal Competition Commission, undersecretary of Industry and Foreign Investment and general director of Income Policies. Additionally, he was a member of the North American Free Trade Agreement negotiating team and served as general consul for Mexico in Portland, Oregon. Mr. Sánchez Ugarte holds a PHD in Economics from the University of Chicago.

Jacinto Marina who has served in various positions at TMM since 1991 is acting as chief financial officer of TMM. Mr. Marina holds a degree in Economics from the the Instituto Tecnológico Autónomo de México.

Supporting the office of the president, the new management team further comprises Luis Ocejo as head of Maritime and Ports, Jaime Glenn as head of the Logistics commercial division and Jorge Septien as head of the Logistics operations. This team brings a balance of management and transportation experience as TMM prepares for the next phase of its growth.

As head of Maritime and Ports, Luis Ocejo will oversee the operations, management and marketing of these divisions. He joined TMM in 1982 as head of the new buildings division, and in 1997 was promoted to technical and management director of the division. Prior to joining TMM, Mr. Ocejo worked at Astilleros, Construcciones y Servicios Marítimos, a Mexican company that designs vessel buildings. He holds a degree in naval architecture and maritime engineering from the University of Veracruz in Mexico.

As head of the commercial division of TMM Logistics, Jaime Glenn leads the division’s commercial efforts to bring Grupo TMM’s integrated logistics solutions to the market place. Mr. Glenn joined the Company in 1996 as director of dedicated transportation services and has served as head of the commercial division of Grupo TMM Logistics since 2001. Prior to joining the Company, he was general director of TUM, one of the largest international trucking companies, and earlier served as corporate director for other import and distribution companies. He holds a degree in accounting from La Salle University in Mexico. Mr. Glenn is a frequent speaker at logistics conferences and seminars.

Jorge Septien continues to lead the operations at TMM Logistics. Mr. Septien joined Grupo Grupo TMM in 2001 as Customer Service and Equipment Control sub director, later serving as Intermodal and Maintenance operations director. Prior to joining TMM, Mr. Septien worked in the consumer product sector. He studied Business Administration in the Universidad Tecnológica de México.

Serrano added, “With the appointment of this outstanding team of logistics and transportation professionals, Grupo TMM embarks on an expanded mission to maximize growth and shareholder value.”

MANAGEMENT OVERVIEW
José F. Serrano, said, “In 2007, TMM consistently improved its operating profit performance and significantly exceeded year-to-year comparisons in revenues and transportation income. In the Logistics division revenues for the year improved 23 percent; however cost and operating expenses in our recently acquired auto hauling business impacted the division’s bottom line. Through the addition of vessels and contracts, the Maritime division improved revenues and transportation income. The Company’s consolidated EBITDA improved 65.8 percent to $52.4 million, compared with the full year 2006. In 2007, the Company incurred non-recurring restructuring costs of $6.3 million. This restructure will generate savings going forward, which will result in the payback period of the costs incurred in the restructuring to be approximately one year and a half.”

Serrano continued, “We believe 2008 will be an important year for TMM. Pemex is moving forward with the replacement of its product tanker vessels and the expansion of its exploration vessels. As we stated in our third quarter conference call, Pemex has also announced bids for 69 oil exploration vessels between 2007 and 2011. TMM intends to actively participate in this opportunity. We have already been awarded one of such contracts, and acquired in January a vessel to service such contract, which starts in May. We also acquired two 2008-built tugboats to improve operations at the port of Manzanillo. The tugboats start operations in March.

“We anticipate to issue in March, the second tranche of the Company’s 20-year Mexican Trust Certificates in the amount of $3.2 billion Mexican pesos, or approximately $297 million dollars, which will be used to acquire or refinance vessels and will be non recourse to the Company.

“Also, we expect Pemex to announce the final terms of five long-term product tanker bareboat contracts in the first half of 2008. We intend to actively pursue this opportunity as bids are awarded.

“At Logistics, the Mexican postal service awarded us with a two-year contract for the distribution of all national mail to and from central postal offices throughout Mexico. This new service starts in May.”

Serrano concluded, “With improving revenues and operating profit throughout 2008, we believe TMM can move to a sustainable net income position and improve its balance sheet and cash flow.”

FINANCIAL RESULTS
In the full year 2007, revenues improved at all business segments mainly due to higher volumes.

Increased consolidated transportation income for the fourth quarter and full year of 2007 is mainly due to improved transportation income in the Maritime division of $2.7 million in the fourth quarter of 2007 and $13.5 million in the 12 months of 2007 compared to the same periods last year.

To better reflect Grupo TMM’s corporate costs, the Company modified the presentation of its consolidated SG&A and is now presenting all business units’ administrative costs in the costs and operating expenses line, separated from corporate expenses. Specifically, the Company assigned human resources and IT costs according to the specific use of each business unit and of corporate.

Costs and operating expenses of $68.0 million in the fourth quarter of 2007 increased 23.0 percent, from $55.3 million in the same period of last year. The increase in the fourth quarter of 2007 was mainly attributable to increased revenues, to $5.6 million of costs in vessel leases and to $9.0 million of costs related to the Company’s warehousing and auto hauling businesses.

Costs and operating expenses of $243.1 million in the 12 months of 2007 increased 16.3 percent from $209.0 million, over the same period of 2006. The increase in the full-year period of 2007 was mainly attributable to increased revenues, to $17.2 million of costs in vessel leases and to $17.4 million from costs related to the warehousing and auto hauling businesses.

Corporate expenses in the fourth quarter of 2007 increased $1.7 million to $5.6 million compared to $3.9 million in the same period of 2006 mainly attributable to non recurrent expenses, including increases in salaries and retirement related payments.

Corporate expenses in the 12 months of 2007 increased $3.8 million to $18.4 million compared to $14.6 million in the same period of 2006. This increase was mainly due to non-recurring expenses, including the disposition of non operating assets, increases in salaries and retirement related payments.

The ratio of corporate expenses to total revenue was 6.6 percent in the fourth quarter of 2007 and 6.1 percent in the full-year of 2007.

Other expense, net was $2.8 million and $0.3 million in the fourth quarter and in the full year 2007, respectively, and included a non-recurring restructuring cost of $6.3 million. As stated above, with the expected savings going forward, the payback period of the costs incurred in the restructure will be approximately one year and a half.

Net financial cost in the fourth quarter of 2007 was $16.7 million, increasing $6.6 million compared to $10.1 million incurred in the same period of 2006. This increase was mainly attributable to $4.0 million resulting from a prepayment premium and the corresponding amortization of issuance expenses, both related to a prepayment of $50 million of the securitization facility, and to a higher average balance of debt incurred to finance the capital expenditures during 2007.

Net financial cost for the full year of 2007 was $49.5 million, decreasing $6.3 million from $55.8 million incurred in the full year of 2006. The decrease in the 2007 period mainly resulted from costs incurred in the 2006 period and not incurred in the 2007 period, including the amortization of financial expenses related to the prepayment of the Company’s 2007 Notes.

The loss before results from discontinued operations in the full year 2007 was $28.2 million compared to $40.9 million in the full year 2006, decreasing $ 12.7 million.

Net loss in the 2007 period was impacted by a one-time write off of $38.6 million in the third quarter of 2007 resulting from the settlement of two accounts receivable from Kansas City Southern de México. Also, net loss in the 2007 period was impacted by $6.3 million of non-recurring restructuring costs incurred in the fourth quarter.

BALANCE SHEET

INVESTMENTS IN FIXED ASSETS
As of December 31, 2007, the Company invested $109.0 million in fixed assets, which included: $41.1 million in the acquisition of two chemical tankers, $37.8 million in the acquisition of auto hauling equipment, $12.9 million in the acquisition of trucks, trailers and related operating equipment, $9.0 million in other logistics related assets, $4.4 million in a down payment for the acquisition of two tugboats and in the rehabilitation of the Company’s facilities at Ciudad del Carmen and $3.8 million in the acquisition of the minority interest of the Company’s harbor towage subsidiary. The total market value of the Company’s maritime assets is estimated to exceed their book value by $87 million.

DEBT
As of December 31, 2007, TMM’s total book value of debt was $447.8 million. This debt is supported by approximately $386 million of long-term contracted revenues.

(1) Total Net Debt as of December 31, 2007
(Millions of dollars)

Trust Certificates (2)	$262.0
Securitization Facility	$126.8
Other Corporate Debt	$59.0
Total Debt (3)	$447.8
Cash on hand	$52.2
Total Net Debt	$395.6

(1).  Book value of debt
(2).  20-year term peso denominated debt. Non recourse to the Company and AA (mex) by Fitch Ratings
(3).  Includes $3.0 million of accrued unpaid interest and is reduced by $22.1 million of issuance related expenses

SEGMENT RESULTS

Maritime

Comparing the fourth quarter of 2007 with the fourth quarter of 2006:
     •  Revenues improved 17.7 percent to $47.2 million compared to $40.1 million. Revenues increased in the offshore segment mainly attributable to an improved revenue mix. In the product tanker segment, revenues increased mainly attributable to two additional vessels in operation and in the harbor towage segment revenues improved due to increased vessel calls at the port of Manzanillo. Chemical tanker revenues decreased due to one vessel in dry dock during December.
     •  Transportation income improved 30.3 percent to $11.6 million compared to $8.9 million due to profit improvements at all business segments.

Comparing the 12 months of 2007 with the 12 months of 2006:
     •  Revenues improved 22.3 percent to $179.0 million compared to $146.4 million. Offshore revenues increased due mainly to an improved revenue mix. Product tanker revenues increased due mainly to improved utilization, from 93 percent to 100 percent and were partially offset by revenue losses from one vessel operating in the spot market in the third and fourth quarters as tariffs were volatile during these periods. Chemical tanker revenues also improved due to an increase in tariffs.
     •  Transportation income improved 44.6 percent to $44.1 million compared to $30.5 million, mainly attributable to improvements in the offshore segment and in the chemical tanker segment. Profit significantly increased in the chemical tanker segment due to the purchase of two vessels in the second quarter which were previously leased, reducing operating costs.

Logistics

Comparing the fourth quarter of 2007 with the fourth quarter of 2006:
     •  Revenues improved 57.0 percent to $34.7 million compared to $22.1 million. Trucking revenues increased due to improved freight volumes as a result of new tractors and trailers in operation. Warehousing operations contributed $4.7 million of revenues reflective of the start of the peak season and auto hauling contributed $6.2 million of revenues. The maintenance and repair and the inbound logistics revenues increased mainly due to improved volumes.
     •  Transportation loss of $1.0 million compared to a transportation loss of $3.6 million. Transportation loss in the fourth quarter 2007 was mainly due to costs and operating expenses at the auto hauling business segment, which mainly included fuel, maintenance of equipment and personnel costs.

Comparing the 12 months of 2007 with the 12 months of 2006:
     •  Revenues improved 23.4 percent to $115.9 million compared to $93.9 million. Trucking revenues increased due to improved freight volumes and to longer hauls. Warehousing and auto hauling operations contributed with $16.9 million and $9.1 million of revenues, respectively. Maintenance and repair revenues increased due to an improved mix of revenues and inbound logistics improved mainly to increased line feeding volumes. Revenue was impacted by a $9.3 million loss from the cancelation of a contract between Kansas City Southern de México and Ford Motor Company in which TMM Logistics was a subcontractor.
     •  Transportation loss of $3.3 million compared to a transportation loss of $6.1 million. This improvement was mainly due to increased profit in the trucking and maintenance and repair segments and to the warehouse segment contribution, and was partially offset by the auto hauling segment as per increased costs and operating expenses in the fourth quarter, and also to a decrease in profit resulting from railroad related discontinued services in 2006.

Ports and Terminals

Comparing the fourth quarter of 2007 with the fourth quarter of 2006:
     •  Revenues decreased 21.2 percent to $2.6 million compared to $3.3 million. This decrease was mainly due to a reduction of revenues in the cruise ship segment at Acapulco and to lower revenues at the shipping agencies segment. As a result of the above, transportation income decreased 69.2 percent to $0.4 million from $1.3 million.
Comparing the 12 months of 2007 with the 12 months of 2006:
     •  Revenues improved 4.9 percent to $8.5 million compared to $8.1 million mainly due to a revenue increase in the cruise ship segment at Acapulco. Also, auto handling revenues increased due to higher import and export volumes from and to South America and Japan. Transportation income increased to $1.4 million from $1.2 million due mainly to lower costs in the shipping agencies segment.
CONFERENCE CALL

TMM’s management will host a conference call and Webcast to review financial and operational highlights on Thursday, February 28 at 11:00 a.m. Eastern Time.

To participate in the conference call, please dial (866) 542-4238 (domestic) or (416) 641-6127 (international)at least five minutes prior to the start of the event. Accompanying visuals and a simultaneous Webcast of the meeting will be available at http://www.visualwebcaster.com/event.asp?id=45131.

A replay of the conference call will be available through March 6 at 11:59 p.m. Eastern time, by dialing (800) 408-3053 or (416) 695-5800, and entering conference ID 3249128. On the Internet a replay will be available for 30 days at http://www.visualwebcaster.com/event.asp?id=45131.

Headquartered in Mexico City, TMM is a Latin American intermodal transportation company. Through its branch offices and network of subsidiary companies, TMM provides a dynamic combination of ocean and land transportation services. Visit TMM’s Web site at www.grupotmm.com. The site offers Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company’s management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company’s investment in new businesses; risks associated with the Company’s reorganization and restructuring; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to restructure or refinance its indebtedness. These risk factors and additional information are included in the Company’s reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.

Financial tables to follow ...

Grupo TMM, S.A.B. and subsidiaries
*Statement of Income (under discontinuing operations)
- millions of dollars -

	Three months ended		Year ended
	December 31,		December 31,
	2007	2006	2007	2006

Ports	2.643	3.271	8.495	8.121

Maritime	47.193	40.133	178.983	146.425

Logistics	34.705	22.098	115.872	93.890

Corporate and Others	(0.132)	(0.065)	(0.095)	(0.288)

Revenue from freight and services	84.409	65.437	303.255	248.148

Ports	(2.039)	(1.771)	(6.353)	(6.155)

Maritime	(31.877)	(27.655)	(120.721)	(104.086)

Logistics	(34.332)	(25.940)	(116.192)	(99.112)

Corporate and Others	0.204	0.048	0.172	0.381

Cost and Operating expenses	(68.044)	(55.318)	(243.094)	(208.972)

Ports	(0.189)	(0.170)	(0.760)	(0.768)

Maritime	(3.681)	(3.571)	(14.202)	(11.800)

Logistics	(1.406)	0.187	(3.034)	(0.888)

Corporate and others	(0.004)	0.030	(0.015)	0.017

Depreciation of vessels and equipment	(5.280)	(3.524)	(18.011)	(13.439)

Corporative expenses	(5.562)	(3.878)	(18.452)	(14.603)

Ports	0.415	1.330	1.382	1.198

Maritime	11.635	8.907	44.060	30.539

Logistics	(1.033)	(3.655)	(3.354)	(6.110)

Corporate and Others	(5.494)	(3.865)	(18.390)	(14.493)

Transportation income	5.523	2.717	23.698	11.134

Other expenses - Net	(2.779)	(23.696)	(0.276)	(24.066)

Operating (loss) Income	2.744	(20.979)	23.422	(12.932)

Financial (expenses) income - Net	(16.637)	(10.587)	(50.926)	(55.432)

Exchange (loss) gain - Net	(0.109)	0.447	1.425	(0.396)

Net financial cost	(16.746)	(10.140)	(49.501)	(55.828)

Loss before taxes	(14.002)	(31.119)	(26.079)	(68.760)

(Provision) Benefit for taxes	(1.565)	24.169	(2.141)	27.815

Net loss before discontinuing operations	(15.567)	(6.950)	(28.220)	(40.945)

Income from disposal discontinuing business		12.752	(38.563)	111.362

Net (Loss) income for the period	(15.567)	5.802	(66.783)	70.417

Attributable to :

Minority Interest	0.087	(0.559)	0.160	0.509

Equity holders of GTMM, S.A.B.	(15.654)	6.361	(66.943)	69.908

Weighted average outstanding shares (millions)	56.959	56.963	56.962	56.963
(Loss) Income earnings per share (dollars / share)	(0.27)	0.11	(1.18)	1.23

Outstanding shares at end of period (millions)	56.933	56.963	56.933	56.963
(Loss) Income earnings per share (dollars / share)	(0.27)	0.11	(1.18)	1.23

* Prepared in accordance with International Financial Reporting Standards (IFRS).

Grupo TMM, S.A.B. and subsidiaries
*Balance Sheet (under discontinuing operations)
- millions of dollars -

	December 31,	December 31,
	2007	2006

Current assets:
Cash and cash equivalents	52.235	38.666

Accounts receivable
Accounts receivable - Net	44.812	40.599

Other accounts receivable	32.698	28.426

Prepaid expenses and others current assets	12.506	9.882

Account receivable to KCS		51.113

Total current assets	142.251	168.686

Long-term account receivable to KCS		40.000

Property, machinery and equipment	464.479	376.827

Cumulative Depreciation	(108.830)	(97.492)

Property, machinery and equipment - Net	355.649	279.335

Other assets	38.830	34.602

Deferred taxes	112.834	112.833

Total assets	649.564	635.456

Current liabilities:
Bank loans and current maturities of long term liabilities	17.787	27.555

Sale of accounts receivable	13.463	16.727

Suppliers	28.660	20.422

Other accounts payable and accrued expenses	38.463	37.839

Total current liabilities	98.373	102.543

Long–term liabilities:
Bank loans and other obligations	303.229	141.401

Sale of accounts receivable	113.362	172.617

Other long–term liabilities	26.684	27.551

Total long–term liabilities	443.275	341.569

Total liabilities	541.648	444.112

Stockholders’ equity:
Common stock	121.094	121.158

Retained earnings	0.939	80.440

Initial accumulated translation loss	(17.757)	(17.757)

Cumulative translation adjusted	(2.263)	(1.173)

	102.013	182.668

Minority Interest	5.903	8.676

Total stockholders’ equity	107.916	191.344

Total liabilities and stockholders’ equity	649.564	635.456

* Prepared in accordance with International Financial Reporting Standards (IFRS).

Grupo TMM, S.A.B. and subsidiaries
*Statement of Cash Flow (under discontinuing operations)
- millions of dollars -

	Three months ended		Year ended
	December 31,		December 31,
	2007	2006	2007	2006

Cash flow from operation activities:

Net loss before discontinuing operations	(15.565)	(6.950)	(28.221)	(40.945)

Charges (credits) to income not affecting resources:
Depreciation & amortization	8.649	4.164	28.743	20.438

Deferred Income Taxes		(24.117)		(29.288)

Other non-cash items	(0.409)	28.056	37.433	67.797

Total non-cash items	8.240	8.103	66.176	58.947

Changes in assets & liabilities	(6.543)	(3.261)	(13.943)	(21.275)

Total adjustments	1.697	4.842	52.233	37.672

Net cash (used in) provided by operating activities	(13.868)	(2.108)	24.012	(3.273)

Cash flow from investing activities:

Proceeds from sales of assets (net)	0.189	3.204	7.186	12.293

Payments for purchases of assets	(15.409)	(24.159)	(109.271)	(178.919)

Sale of share of subsidiaries	3.254		3.254

Paid to minority partners	(0.490)		(2.745)	(1.680)

Net cash used in investment activities	(12.456)	(20.955)	(101.576)	(168.306)

Proceeds from discontinued business and Sale of share of subsidiaries (net)	54.137	(0.492)	54.137	71.362

Cash flow provided by financing activities:

Short-term borrowings (net)	(0.908)		(0.474)	(0.150)

Sale (repurchase) of accounts receivable (net)	(58.195)	(10.023)	(88.334)	181.601

Repayment of long-term debt	(13.988)	(15.109)	(193.502)	(565.180)

Proceeds from issuance of long-term debt			319.377	121.803

Sale (Acquisition) of treasury shares, net	(0.071)		(0.071)

Net cash (used in) provided by financing activities	(73.162)	(25.132)	36.996	(261.926)

Net (decrease) increase in cash	(45.349)	(48.687)	13.569	(362.143)

Cash at beginning of period	97.584	87.353	38.666	400.809

Cash at end of period	52.235	38.666	52.235	38.666

* Prepared in accordance with International Financial Reporting Standards (IFRS).

Exhibit 99.2

Brief Description of Notices to CNBV and BMV of
Financial Statements for the Fourth-Quarter and Full Year 2007

Required quartely financial information consists of the financial information filed with the CNBV and the BMV (under discontinuing operations). Specifically required are, among other data, balance sheet, income statement, profit and loss statement, certain financial ratios, a descriptive breakdown of all issued shares and list of directors and officers.